MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the six-month period ended June 30, 2020. The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 2, 2020, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.
    Unless otherwise indicated, references to “Scorpio Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms refer to Scorpio Bulkers Inc. and its subsidiaries, except where the context otherwise requires.

All share and per share information included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Overview
    We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.
    Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. At June 30, 2020, we had an operating fleet of 55 vessels consisting of 49 owned or finance leased vessels (including 16 Kamsarmax vessels and 33 Ultramax vessels), one time chartered-in Ultramax vessel and five time chartered-in Kamsarmax vessels.
    The Company is organized by vessel type into two operating segments:
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

    Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a master agreement (as amended and restated from time to time) effective as from January 1, 2018, or the Master Agreement. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
    SCM’s commercial management services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Pools identified below, which are spot-market oriented pools of similarly sized vessels operated by companies affiliated with us, in which our vessels and vessels owned by third parties are employed.
    SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of our vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.
    We have also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We reimburse SSH for the direct or indirect expenses it incurs in providing us with the administrative services described above.

    We generate revenue by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
    For all of our vessels’ contractual relationships, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for vessels that we time charter-in.
    The table below illustrates the primary distinctions among these different employment arrangements:

	Commercial Pool	Voyage Charter	Time Charter
Typical contract length	Varies	Single voyage	Up to one year or more
Hire rate basis	Varies	Varies	Daily
Voyage expenses	Pool pays	We pay	Customer pays
Vessel operating costs for owned or finance leased vessels	We pay	We pay	We pay
Charterhire expense for vessels chartered-in	We pay	We pay	We pay
Off-hire	Pool does not pay	Customer does not pay	Customer does not pay
See “Important Financial and Operational Terms and Concepts” below.
As of the date of this report, all of our owned, finance leased and time chartered-in vessels were operating in the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the “Scorpio Pools,” which are spot market-oriented commercial pools managed by our commercial manager, SCM, a related party of ours.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Hire rate. The basic payment from the charterer for the use of the vessel.
Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues, and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.

Vessel operating costs. For our owned and finance leased vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
Technical management fees are paid to SSM. Pursuant to our Master Agreement, SSM provides us with technical management services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.
Drydocking. We periodically drydock each of our owned and finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the vessels. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
Time charter equivalent (TCE) revenue or rates. We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers, port charges and commissions to SCM. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by dividing TCE revenue by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations. Please also see “Non-GAAP Financial Measures.”
Revenue days. Revenue days are the total number of calendar days our vessels were in service during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Off-hire. Time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Operating days. Operating days are the total number of available days in a period with respect to owned and finance leased vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned and finance leased vessels, not our time chartered-in vessels.
Non-GAAP Financial Measures
    To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

    Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net (loss) income and related per share amounts, as well as adjusted EBITDA and TCE revenue are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of adjusted net (loss) income, EBITDA, adjusted EBITDA and TCE revenue as determined in accordance with U.S. GAAP for the six months ended June 30, 2020 and 2019 are provided below (dollars in thousands, except per share data).
EBITDA (unaudited)

	Six Months Ended June 30,
In thousands	2020	2019
Net (loss) income	$(169,754)	$31,499
Add Back:
Net interest expense	17,637	22,620
Depreciation and amortization (1)	31,430	36,443
EBITDA	$(120,687)	$90,562
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted Net (Loss) Income (unaudited)

	For the Six Months Ended June 30,
	2020		2019
In thousands, except per share data	Amount	Per diluted share	Amount	Per diluted share
Net (loss) income	$(169,754)	$(23.01)	$31,499	$4.55
Adjustments:
Loss / write-down on assets held for sale	17,009	2.31	12,235	1.77
Write-off of deferred financing cost	366	0.05	446	0.07
Total adjustments	17,375	2.36	12,681	1.84
Adjusted net (loss) income	$(152,379)	$(20.65)	$44,180	$6.39
Adjusted EBITDA (unaudited)

	Six Months Ended June 30,
In thousands	2020	2019
Net (loss) income	$(169,754)	$31,499
Impact of Adjustments	17,375	12,681
Adjusted net income	(152,379)	44,180
Add Back:
Net interest expense	17,637	22,620
Depreciation and amortization (1)	31,064	35,997
Adjusted EBITDA	$(103,678)	$102,797
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue (unaudited)
    Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Time charter equivalent revenue ($000’s):
Vessel revenue	$66,990	$101,088
Voyage expenses	(2,820)	(345)
Time charter equivalent revenue	$64,170	$100,743
Time charter equivalent revenue attributable to:
Kamsarmax	$26,493	$38,965
Ultramax	37,677	61,778
	$64,170	$100,743
Revenue days:
Kamsarmax	3,387	3,393
Ultramax	5,468	6,799
Combined	8,855	10,192
TCE per revenue day:
Kamsarmax	$7,822	$11,484
Ultramax	$6,890	$9,086
Combined	$7,247	$9,885
Executive Summary
For the first half of 2020, our GAAP net loss was $169.8 million, or $23.01 per diluted share, compared to GAAP net income of $31.5 million, or $4.55 per diluted share, for the same period in 2019. Results for the first half of 2020 include: a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from our equity investment in Scorpio Tankers Inc., a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of the SBI Jaguar, SBI Taurus and SBI Bolero as held for sale (the sales of all three vessels were completed in the second quarter of 2020), and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels. Results for the first half of 2019 include a non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $9.92 per diluted share, from our equity investment in Scorpio Tankers Inc., a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $12.7 million, or $1.84 per diluted share, and a write-off of deferred financing costs of approximately $2.7 million, or $0.39 per diluted share.
EBITDA for the first halves of 2020 and 2019 were a loss of $120.7 million and a gain of $90.6 million, respectively (see Non-GAAP Financial Measures above).
For the first half of 2020, our adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures above).
For the first half of 2019, our adjusted net income was $44.2 million, or $6.39 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.2 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2019 was $102.8 million (see Non-GAAP Financial Measures above).
Our revenues for the first half of 2020 were $67.0 million compared to $101.1 million in the first half of 2019. Our TCE revenue (see Non-GAAP Financial Measures above) for the first half of 2020 was $64.2 million, a decrease of $36.6 million from the prior year period.
Total operating expenses for the first half of 2020 were $114.3 million, including the charge related to the classification of vessels as held for sale of approximately $17.0 million, compared to $110.7 million in the first half of 2019, which also included a charge related to the classification of vessels as sold or held for sale of $12.2 million.

Recent and Other Developments

COVID-19

The outbreak of the novel coronavirus (“COVID-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous restrictive actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage has negatively impacted, and may continue to adversely impact, our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will materially impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Purchase of Wind Turbine Installation Vessel

In August 2020, we signed a non-binding letter of intent (“LOI”) to purchase an NG-16000X Wind Turbine Installation Vessel (“WTIV”) and a 1500 LEC crane to be used on the WTIV from GustoMSC and Huisman Equipment B.V., respectively. The total cost of the project is expected to be between $265 and $290 million, subject to change pending design modifications and further modifications due to customer requirements. The scheduled delivery date for both the WTIV and the crane is September 2023. The contract is expected to be signed in the fourth quarter of 2020 and will include options to construct up to an additional three units having similar specifications.

Equity Raise

In June 2020, we raised net proceeds of approximately $82.3 million in an underwritten public offering of approximately 4.7 million shares of our common stock at $18.46 per share (which includes the exercise in full of the underwriters’ option to purchase additional shares). Scorpio Services Holding Limited, a related party, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of our outstanding common stock at that time, thereby increasing Scorpio Holdings Limited’s beneficial ownership of our outstanding common stock to 20.0% at that time.

Quarterly Cash Dividend

In the second quarter of 2020, our Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.

On August 3, 2020, our Board of Directors declared a quarterly cash dividend of $0.05 per share, or $0.6 million in total, which was paid on September 15, 2020, to all shareholders of record as of August 14, 2020.

Investment in Scorpio Tankers Inc.

In May 2020, we sold 2.25 million common shares of Scorpio Tankers Inc. (NYSE: STNG) for aggregate net proceeds of approximately $42.7 million. Following the sales, we continue to own in aggregate approximately 2.16 million common shares of Scorpio Tankers Inc.

Vessel Sales

During the second quarter of 2020, we completed the sales of the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate.

During the second quarter of 2020, our Board of Directors resolved to retain in the Company’s fleet the four Ultramax vessels that had been classified as held for sale since December 31, 2019. As such, the vessels were transferred from held for sale to held for use at current fair market value with no gain or loss recognized in the period.

In September 2020, the Company entered into an agreement with an unaffiliated third party to sell the SBI Rock, a 2016 built Kamsarmax vessel, for approximately $18.0 million. The vessel has not been fitted with a scrubber. Delivery of the vessel is expected to take place in the fourth quarter of 2020. It is estimated that the Company’s liquidity will increase by approximately $4.8 million and a loss of approximately $9.0 million will be recorded in the third quarter of 2020.

Debt

Amendment of Minimum Liquidity Covenant

We agreed with our lenders and a finance lessor to permanently reduce the level of the minimum liquidity covenant under the relevant debt financings from the greater of: (i) $25.0 million or (ii) $700,000 per owned vessel, to the greater of: (i) $25.0 million or (ii) $500,000 per owned vessel. As a result, on the basis of the current owned or finance leased fleet size of 49 vessels, the minimum liquidity requirement is $25.0 million (a reduction from $34.3 million).

In consideration for the above amendment, we made advance principal repayments of approximately $7.7 million in aggregate in the third quarter of 2020 that would have fallen due in the third quarter of 2021.

Payment Holiday on Certain Future Principal Repayments

We agreed with our lenders to reduce future principal repayments of approximately $29.8 million in aggregate due under six credit facilities in exchange for advance principal repayments of 50% of these future principal repayments (approximately $14.9 million in aggregate) that were made in the third quarter of 2020. The remaining future principal repayments of $14.9 million will be added to the balloon amount due at maturity for the respective credit facilities. As a result of these agreements, we will not have to make certain installment payments totaling $29.8 million on these facilities through the end of the second quarter of 2021.

Please see “Liquidity and Capital Resources” below for further information.
Financial Results for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019
    For the first half of 2020, our GAAP net loss was $169.8 million, or $23.01 per diluted share, compared to GAAP net income of $31.5 million, or $4.55 per diluted share, for the same period in 2019. Results for the first half of 2020 include: a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from our equity investment in Scorpio Tankers Inc., a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of the SBI Jaguar, SBI Taurus and SBI Bolero as held for sale (the sales of all three vessels were completed in the second quarter of 2020), and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels. Results for the first half of 2019 include a non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $9.92 per diluted share, from our equity investment in Scorpio Tankers Inc., a write-down of assets held for sale and write-off of related deferred financing costs totaling approximately $12.7 million, or $1.84 per diluted share, and a write-off of deferred financing costs of approximately $2.7 million, or $0.39 per diluted share.
EBITDA for the first halves of 2020 and 2019 were a loss of $120.7 million and a gain of $90.6 million, respectively (see Non-GAAP Financial Measures above).
For the first half of 2020, our adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures above).
For the first half of 2019, our adjusted net income was $44.2 million, or $6.39 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.2 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2019 was $102.8 million (see Non-GAAP Financial Measures above).
Our revenues for the first half of 2020 were $67.0 million compared to $101.1 million in the first half of 2019. Our TCE revenue (see Non-GAAP Financial Measures above) for the first half of 2020 was $64.2 million, a decrease of $36.6 million from the prior year period.

Total operating expenses for the first half of 2020 were $114.3 million, including the charge related to the classification of vessels as held for sale of approximately $17.0 million, compared to $110.7 million in the first half of 2019, which also included a charge related to the classification of vessels as sold or held for sale of $12.2 million.
Ultramax Operations

	Six Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$39,044	$61,977	$(22,933)	(37)
Voyage expenses	1,367	199	1,168	587
TCE Revenue	$37,677	$61,778	$(24,101)	(39)
Operating expenses:
Vessel operating costs	31,306	34,165	(2,859)	(8)
Charterhire expense	1,967	1,795	172	10
Vessel depreciation	16,130	18,107	(1,977)	(11)
General and administrative expense	2,056	2,062	(6)	—
Loss / write-down on assets held for sale	7,615	4,883	2,732	56
Total operating expenses	$59,074	$61,012	$(1,938)	(3)
Operating income	$(21,397)	$766	$(22,163)	NA

Vessel revenue for our Ultramax Operations decreased to $39.0 million for the first half of 2020 from $62.0 million in the prior year period.

TCE revenue (see Non-GAAP Financial Measures above) for our Ultramax Operations was $37.7 million for the first half of 2020 compared to $61.8 million for the prior year period. Our Ultramax fleet consisted of a day-weighted average of 34 vessels owned or finance leased and one vessel time chartered-in during the first half of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the first half of 2019. TCE revenue per day was $6,890 and $9,086 for the first halves of 2020 and 2019, respectively.

	Six Months Ended June 30,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$37,677	$61,778	$(24,101)	(39)
TCE Revenue / Day	$6,890	$9,086	$(2,196)	(24)
Revenue Days	5,468	6,799	(1,331)	(20)

Our Ultramax Operations vessel operating costs were $31.3 million for the first half of 2020, including approximately $1.7 million of takeover costs and contingency expenses, compared with vessel operating costs of $34.2 million in the prior year period, relating to the 34 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first half of 2020 decreased to $4,832 from $4,913 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.

Charterhire expense for our Ultramax Operations was approximately $2.0 million and $1.8 million for the first halves of 2020 and 2019, respectively and relates to the vessel we time chartered-in at $10,125 per day until September 2019, when we exercised our option to extend the time charter for one year at $10,885 per day.

Ultramax Operations depreciation decreased from $18.1 million for the first half of 2019 to $16.1 million for the first half of 2020 due to the decrease in fleet size and the classification of four vessels as held for sale during the first six months of 2020 (vessels classified as held for sale are not depreciated).

General and administrative expense for our Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $2.1 million for the first halves of both 2020 and 2019.

During the first half of 2020, we recorded a write-down on assets held for sale of $7.6 million related to the classification of two Ultramax vessels, the SBI Jaguar and SBI Taurus, as held for sale. The sales were completed in April 2020. During the first half of 2019, we also recorded a write-down on the SBI Puma and SBI Cougar which were sold in the fourth quarter of 2019.
Kamsarmax Operations

	Six Months Ended June 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$27,946	$39,111	$(11,165)	(29)
Voyage expenses	1,453	146	1,307	895
TCE Revenue	$26,493	$38,965	$(12,472)	(32)
Operating expenses:
Vessel operating costs	15,629	17,331	(1,702)	(10)
Charterhire expense	7,207	1,487	5,720	385
Vessel depreciation	8,893	9,163	(270)	(3)
General and administrative expense	1,011	1,112	(101)	(9)
Loss / write-down on assets held for sale	9,394	7,352	2,042	28
Total operating expenses	$42,134	$36,445	$5,689	16
Operating income	$(15,641)	$2,520	$(18,161)	721

Vessel revenue for our Kamsarmax Operations decreased to $27.9 million in the first half of 2020 from $39.1 million in the prior year period.

TCE revenue (see Non-GAAP Financial Measures above) for our Kamsarmax Operations was $26.5 million for the first half of 2020 associated with a day-weighted average of 17 vessels owned or finance leased and five vessels time chartered-in, compared to $39.0 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $7,822 and $11,484 for the first halves of 2020 and 2019, respectively.

	Six Months Ended June 30,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$26,493	$38,965	$(12,472)	(32)
TCE Revenue / Day	$7,822	$11,484	$(3,662)	(32)
Revenue Days	3,387	3,393	(6)	—

Kamsarmax Operations vessel operating costs were $15.6 million for the first half of 2020, including approximately $0.8 million of takeover costs and contingency expenses, compared with vessel operating costs of $17.3 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first half of 2020 decreased to $4,874 from $5,001 in the prior year period due primarily to the timing of purchases of spares and stores as well as the timing of repairs.

Kamsarmax Operations charterhire expense was $7.2 million in the first half of 2020, relating to five vessels the Company has time chartered-in, the first of which was time chartered-in during 2019.

Kamsarmax Operations depreciation was $8.9 million and $9.2 million in the first halves of 2020 and 2019, respectively, as the number of vessels owned or finance leased on average decreased to 17 in the first half of 2020 from 19 in the first half of 2019.

General and administrative expense for our Kamsarmax Operations was $1.0 million for the first half of 2020 and $1.1 million in the first half of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.

During the first half of 2020, we recorded a write down on assets held for sale of $9.4 million related to the classification of the SBI Bolero as held for sale. In the first half of 2019, $7.4 million was written down related to the sale of the SBI Electra and SBI Flamenco.
Corporate
Certain general and administrative expenses we incur, as well as all of our financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $10.2 million and $12.9 million in the first halves of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.

We recorded a loss of approximately $103.0 million for the first half of 2020 and received cash dividend income of $0.7 million from our equity investment in Scorpio Tankers Inc. During the first half of 2019, we recorded a non-cash gain of approximately $67.6 million as well as cash dividend income of $1.0 million also related to our equity investment in Scorpio Tankers Inc.

Financial expenses, net of interest income decreased to $20.0 million in the first half of 2020 from $27.5 million in the prior year period due to lower LIBOR rates and a reduction in our outstanding debt through the redemption of our 7.50% Senior Unsecured Notes during the third quarter of 2019 and managing our revolving credit facility.

Liquidity and Capital Resources
Our primary sources of funds are cash flow from our vessels, which operate in the Scorpio Pools, credit facility borrowings and equity offerings. Our liquidity and capital needs arise primarily from working capital requirements to operate our fleet, payments to meet or refinance our debt obligations and expenditures for vessel acquisition/construction, as well as to maintain the high quality of our fleet including drydocking and scrubber installations. We also make occasional repurchases of shares of our common stock at the sole discretion of management based on market conditions and other factors.

At June 30, 2020, cash and cash equivalents totaled $68.3 million and we had approximately $90.8 million in available and undrawn capacity under our revolving credit facilities. We believe that our current cash and cash equivalents balance, available credit under existing credit facilities, as well as our operating cash flows will be sufficient to fund the operation of our fleet as well as other liquidity requirements such as debt repayment and capital expenditures (such as contractual payments for scrubbers and the WTIV).

Recent Financing Activities
    Our recent financing activities include the following, which are more fully described in the “Secured Credit Facilities and Financing Obligations” section below:
$67.3 Million Lease Financing

On March 19, 2020, we closed the transactions to sell and leaseback the SBI Cronos and SBI Achilles, two Ultramax vessels and on April 2, 2020, we closed a transaction to sell and lease back the SBI Lynx, a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction we agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. We have several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.

The transaction provides financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which will amortize over four years.

$12.8 Million Credit Facility

This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Lynx under the $67.3 Million Lease Financing in April 2020.

$38.7 Million Credit Facility

This credit facility was repaid in full and terminated in April 2020 in connection with the sale of the SBI Jaguar.

$85.5 Million Credit Facility

We repaid approximately $11.1 million of this credit facility in April 2020 in connection with the sale of the SBI Taurus.

$184.0 Million Credit Facility

We repaid approximately $12.5 million of this credit facility in May 2020 in connection with the sale of the SBI Bolero.

Amendment of Minimum Liquidity Covenant

We agreed with our lenders and a finance lessor to permanently reduce the level of the minimum liquidity covenant under the relevant debt financings from the greater of: (i) $25.0 million or (ii) $700,000 per owned vessel, to the greater of: (i) $25.0 million or (ii) $500,000 per owned vessel. As a result, on the basis of the current owned or finance leased fleet size of 49 vessels, the minimum liquidity requirement is $25.0 million (a reduction from $34.3 million).

In consideration for the above amendment, we made an advance principal repayment of approximately $7.7 million in aggregate in the third quarter of 2020 that would have fallen due in the third quarter of 2021.

Payment Holiday on Certain Future Principal Repayments

We agreed with our lenders to reduce future principal repayments of approximately $29.8 million in aggregate due under six credit facilities in exchange for advance principal repayments of 50% of these future principal repayments (approximately $14.9 million in aggregate) that were made in the third quarter of 2020. The remaining future principal repayments of $14.9 million will be added to the balloon amount due at maturity for the respective credit facilities. As a result of these agreements, we will not have to make certain installment payments on these facilities totaling $29.8 million through the end of the second quarter of 2021.

The advance principal payments made related to the amendment of the minimum liquidity covenant and payment holidays by credit facility are as follows (in thousands):

	Amendment of Minimum Liquidity Covenant	Payment Holiday on Certain Future Principal Repayments
$85.5 Million Credit Facility	$820	$1,093
$30.0 Million Credit Facility	555	1,111
$60.0 Million Credit Facility	565	565
$184.0 Million Credit Facility	3,479	6,958
$34.0 Million Credit Facility	607	1,214
$90.0 Million Credit Facility	1,650	3,950
Total	$7,676	$14,891

Financial Guarantees

In April 2020, we agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels we own. The maximum potential liability as of the date of this filing is $6.0 million.

Equity Issuance

In June 2020, we issued approximately 4.7 million shares of our common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of our outstanding common stock at that time, thereby increasing Scorpio Holdings Limited’s beneficial ownership of our outstanding common stock to 20.0% at that time. We received approximately $82.3 million of net proceeds from the issuance.

Cash Flow
Operating Activities
    The table below summarizes the effect of the major components of our operating cash flow.

	Six Months Ended June 30,
	2020	2019
Net (loss) income	(169,754)	31,499
Non-cash items included in net (loss) income	149,174	(21,820)
Related party balances	(1,293)	1,315
Effect of changes in other working capital and operating assets and liabilities	(13,228)	(7,176)
Net cash provided by operating activities	(35,101)	3,818
    The cash flow provided by operating activities for the six months ended June 30, 2020 reflects the lower time charter rates earned during the period. Our non-cash items include unrealized gains on investments, the loss/write-down on vessels held for sale, vessel depreciation, amortization of restricted stock and deferred financing costs.
Investing Activities
Net cash provided by investing activities of $58.1 million primarily reflects the proceeds received from the sale of 2.25 million common shares of Scorpio Tankers Inc. (NYSE: STNG) and the sale of two Ultramax vessels and one Kamsarmax vessel, partially offset by payments made on our scrubber program.
Financing Activities
Net cash provided by financing activities of $2.8 million primarily reflects the net proceeds from our issuance of stock and the refinancing of existing bank debt under financing obligations via our new sale and leaseback transactions. These were offset by the repayment of the outstanding balances on our revolving credit facilities, all of which remain available to us.
Share Repurchase Program
On January 25, 2019, our Board of Directors authorized a new share repurchase program of up to $50.0 million of our common stock in open market or privately negotiated transactions, or the New Share Repurchase Program. This New Share Repurchase Program replaced the previous $50.0 million share repurchase program authorized in October 2018. The specific timing and amounts of the repurchases are in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the New Share Repurchase Program to repurchase any of our common stock. The authorization, which remains available to us in its entirety, has no expiration date.
Dividend
    Year to date 2020, our Board of Directors declared cash dividends totaling $0.30 per share or $2.6 million in the aggregate, all of which have been paid as of the date of this filing.
Secured Credit Facilities and Financing Obligations

As of June 30, 2020, we had $661.3 million of outstanding borrowings under the credit agreements and financing obligations as shown in the following table (dollars in thousands):

	June 30, 2020	September 25, 2020

$85.5 Million Credit Facility	$35,971	$34,057
$30.0 Million Credit Facility	28,007	26,166
$60.0 Million Credit Facility	25,442	24,029
$184.0 Million Credit Facility	71,591	66,682
$34.0 Million Credit Facility	15,857	31,036
$90.0 Million Credit Facility	78,150	72,550
$19.6 Million Lease Financing - SBI Rumba	16,253	15,935
$19.0 Million Lease Financing - SBI Tango	16,709	16,409
$19.0 Million Lease Financing - SBI Echo	16,833	16,548
$20.5 Million Lease Financing - SBI Hermes	18,416	18,091
$21.4 Million Lease Financing - SBI Samba	19,679	19,322
CMBFL Lease Financing	107,644	104,963
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	41,383	40,375
AVIC Lease Financing	106,703	104,330
$67.3 Million Lease Financing	62,615	61,197
Total bank loans and financing obligations outstanding	$661,253	$651,690
Our secured credit facilities are secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the specific facility; a pledge of the earnings account of the mortgaged vessels for the specific facility; and a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

Loan Covenants
    Certain of our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:
•The ratio of net debt to total capitalization of no greater than 0.60 to 1.00.
•Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) of no less than $500.0 million plus: (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013, and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.
•Minimum liquidity of not less than the greater of $25.0 million and $0.5 million per owned or finance leased vessel.
•Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds, to prepay a portion of the loan or provide additional security to eliminate the shortfall.
•Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if we do not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.
    Our credit facilities and financing obligations discussed above have, among other things, the following restrictive covenants which may restrict our ability to, among other things:

•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under all of our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

In addition, our credit facilities and finance leases contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.

    Furthermore, our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

    Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

    As of the date of this filing, we were in compliance with all of the financial covenants contained in our credit facilities and financing obligations that we had entered into as of the date of this filing.

    Please see Note 9, Debt, to our consolidated financial statements for additional information about these credit facilities and financing obligations.

$67.3 Million Lease Financing

On March 19, 2020, we closed the transactions to sell and leaseback the SBI Cronos and SBI Achilles, two Ultramax vessels and on April 2, 2020, we closed a transaction to sell and lease back the SBI Lynx, a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction we agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. We have several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.

The transaction provides financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which will amortize over four years.

$12.8 Million Credit Facility

This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Lynx under the $67.3 Million Lease Financing in April 2020.

$38.7 Million Credit Facility

This credit facility was repaid in full and terminated in April 2020 in connection with the sale of the SBI Jaguar.

$85.5 Million Credit Facility

We repaid approximately $11.1 million of this credit facility in April 2020 in connection with the sale of the SBI Taurus.

$184.0 Million Credit Facility

We repaid approximately $12.5 million of this credit facility in May 2020 in connection with the sale of the SBI Bolero.

Vessel Sales

In September 2020, the Company entered into an agreement with an unaffiliated third party to sell the SBI Rock, a 2016 built Kamsarmax vessel, for approximately $18.0 million. The vessel has not been fitted with a scrubber. Delivery of the vessel is expected to take place in the fourth quarter of 2020. It is estimated that the Company’s liquidity will increase by approximately $4.8 million and a loss of approximately $9.0 million will be recorded in the third quarter of 2020.

COVID-19

The outbreak of the novel coronavirus (“COVID-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Fair Value of Our Vessels

At June 30, 2020 the carrying value of our vessels was $1.3 billion in total on our condensed consolidated balance sheet, which exceeded the fair value of our vessels as of that date by approximately $54.0 million in total (approximately $29.0 million and $25.0 million on the Kamsarmax and Ultramax fleets, respectively). The fair market values of drybulk vessels, including our vessels, have generally experienced high volatility. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including: (i) prevailing level of charter rates; (ii) general economic and market conditions affecting the shipping industry; (iii) types, sizes and ages of vessels; (iv) supply of and demand for vessels; (v) other modes of transportation; (vi) cost of newbuildings; (vii) governmental or other regulations; (viii) the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; (ix) technological advances; and (x) competition from other shipping companies and other modes of transportation.

Critical Accounting Estimates
    There have been no material changes to our significant accounting estimates since December 31, 2019 other than those reflected in our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2020 included elsewhere herein.  For a description of our critical accounting estimates and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
    As of June 30, 2020, our contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2020, there have been no significant changes to such arrangements and obligations since December 31, 2019 other than that noted below.

Financial Guarantees

In April 2020, we agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels we own. The maximum potential liability as of the date of this filing is $6.0 million.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30,	December 31,
	2020	2019
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$68,307	$42,530
Inventories	3,504	6,371
Due from related parties	8,307	5,954
Prepaid expenses and other current assets	9,514	10,431
Total current assets	89,632	65,286
Non-current assets
Vessels, net	1,319,518	1,271,993
Equity investments-related party	27,607	173,298
Assets held for sale	—	77,536
Deferred financing costs, net	2,541	2,982
Other assets	35,344	60,234
Due from related parties	13,071	14,230
Total non-current assets	1,398,081	1,600,273
Total assets	$1,487,713	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$34,090	$44,956
Financing obligations	35,900	29,159
Accounts payable and accrued expenses	43,839	48,746
Due to related parties	873	972
Total current liabilities	114,702	123,833
Non-current liabilities
Bank loans, net	216,706	332,613
Financing obligations	365,508	321,646
Other liabilities	1,323	12,500
Total non-current liabilities	583,537	666,759
Total liabilities	698,239	790,592
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 and 21,250,000 shares as of June 30, 2020 and December 31, 2019; outstanding 11,992,580 shares as of June 30, 2020 and 7,248,180 as of December 31, 2019	854	809
Paid-in capital	1,801,360	1,717,144
Common shares held in treasury, at cost; 856,785 shares at June 30, 2020 and December 31, 2019	(56,720)	(56,720)
Accumulated deficit	(956,020)	(786,266)
Total shareholders’ equity	789,474	874,967
Total liabilities and shareholders’ equity	$1,487,713	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	Six Months Ended June 30,
	2020	2019
Revenue:
Vessel revenue	$9,389	$—
Vessel revenue-related party	57,601	101,088
Total vessel revenue	66,990	101,088
Operating expenses:
Voyage expenses	1,385	295
Voyage expenses-related party	1,435	50
Vessel operating costs	40,806	44,754
Vessel operating costs-related party	6,129	6,742
Charterhire expense	9,174	3,282
Vessel depreciation	25,023	27,270
General and administrative expenses	9,193	11,454
General and administrative expenses-related party	4,112	4,606
Loss / write-down on assets held for sale	16,611	11,636
Loss / write-down on assets held for sale-related party	398	599
Total operating expenses	114,266	110,688
Operating (loss) income	(47,276)	(9,600)
Other income (expense):
Interest income	172	674
Income from equity investment	—	278
Income from equity investment - related party	(102,324)	68,368
Foreign exchange loss	(130)	(51)
Financial expense, net	(20,196)	(28,170)
Total other (expense) income	(122,478)	41,099
Net (loss) income	$(169,754)	$31,499
Weighted-average shares outstanding:
Basic	7,379	6,760
Diluted	7,379	6,917
(Loss) income per common share:
Basic	$(23.01)	$4.66
Diluted	$(23.01)	$4.55

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2020	7,248,180	$809	$1,717,144	$(56,720)	$(786,266)	$874,967
Net income					(169,754)	(169,754)
Common stock issued	4,715,000	47	82,208	—	—	82,255
Reverse stock split	—	(2)	—	—	—	(2)
Issuance of restricted stock, net of forfeitures	29,400	—	—	—	—	—
Cash dividends declared on stock ($0.25 per common share)	—	—	(2,011)	—	—	(2,011)
Restricted stock amortization	—	—	4,019	—	—	4,019
Balance as of June 30, 2020	11,992,580	$854	$1,801,360	$(56,720)	$(956,020)	$789,474

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2019	7,121,726	$796	$1,747,648	$(56,720)	$(830,920)	$860,804
Net loss					31,499	31,499
Issuance of restricted stock, net of forfeitures	18,000	2	(2)	—	—	—
Cash dividends declared on stock ($0.40 per common share)	—	—	(2,849)	—	—	(2,849)
Treasury Stock	—	—	—	—	—	—
Restricted stock amortization	—	—	4,297	—	—	4,297
Balance as of June 30, 2019	7,139,726	$798	$1,749,094	$(56,720)	$(799,421)	$893,751

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net (loss) income	$(169,754)	$31,499
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted stock amortization	4,019	4,297
Vessel depreciation	25,023	27,270
Amortization of deferred financing costs	2,022	4,429
Write-off of deferred financing costs	366	446
Loss / write-down on assets held for sale	15,420	10,385
Net losses (gains) on investments	102,980	(67,565)
Dividend income on equity investments	(656)	(1,082)
Changes in operating assets and liabilities:
Drydocking expenditures	(10,775)	(1,362)
Decrease inventories	2,867	189
Decrease (increase) in prepaid expenses and other current assets	9,832	(7,495)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(15,152)	1,492
(Decrease) increase in related party balances	(1,293)	1,315
Net cash (used in) provided by operating activities	(35,101)	3,818
Investing activities
Equity investment	—	(1,500)
Sale of equity investment	42,711	—
Proceeds from sale of vessels	52,518	47,302
Dividend income on equity investments	656	1,082
Scrubber payments	(37,805)	(5,746)
Net cash provided by investing activities	58,080	41,138
Financing activities
Proceeds from issuance of common stock	82,255	—
Proceeds from issuance of debt	110,178	242,260
Repayments of long term debt	(187,624)	(212,560)
Dividend paid	(2,011)	(2,849)
Net cash provided by financing activities	2,798	26,851
Increase in cash and cash equivalents	25,777	71,807
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$68,307	$139,302
Supplemental cash flow information:
Interest paid	$17,612	$26,134
Non-cash investing and financing activities
Right of use assets obtained in exchange for operating lease liabilities	$—	$15,280
See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
1.Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of June 30, 2020, the Company owned or finance leased 49 vessels consisting of 16 Kamsarmax vessels and 33 Ultramax vessels and time chartered in six vessels consisting of five Kamsarmax vessels and one Ultramax vessel.
The Company is organized by vessel type into two operating segments (see Note 16, Segments, to the condensed consolidated financial statements):
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

The Company’s vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services include securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel technical support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, in addition to arranging vessel sales and purchases for the Company.

Basis of accounting
The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of June 30, 2020 and the Company’s result of operations for the six months ended June 30, 2020 and 2019, and cash flows for the six months ended June 30, 2020 and 2019. The condensed consolidated balance sheet as of December 31, 2019 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission, or the SEC, rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Reverse stock split
On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

Going concern

The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and a sustained cyclical downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair market value of its vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.
These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.Cash and cash equivalents
Cash and cash equivalents includes $15.0 million and $10.1 million of short-term deposits with original maturities of less than three months, at June 30, 2020 and December 31, 2019, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
3.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	June 30,
Six Months Ended	2020	2019
Net (loss) income for basic and diluted earnings per share	$(169,754)	$31,499

Common shares outstanding and common stock equivalents:
Weighted average shares basic	7,379	6,760
Effect of dilutive securities	—	157
Weighted average common shares - diluted	7,379	6,917

(Loss) income per share:
Basic	$(23.01)	$4.66
Diluted	$(23.01)	$4.55
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations for the six months ended June 30, 2020 and 2019 (in thousands).

	June 30,
	2020	2019
Anti-dilutive equity awards	267	1,351

4.Vessels, net
At June 30, 2020 the Company owned or finance leased 16 Kamsarmax vessels and 33 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2019	$1,271,993
Transferred to assets held for sale	(68,422)
Transferred from assets held for sale	77,536
Other additions	63,434
Depreciation	(25,023)
Balance at June 30, 2020	$1,319,518
Depreciation includes depreciation related to the Company’s finance leased vessels.
All of the Company’s vessels serve as collateral against existing loan facilities.

Owned or Finance Leased Vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2051800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,316,000
Total Owned or Financed Leased Vessels DWT		3,367,800

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
5.Assets Held for Sale
Assets held for sale at June 30, 2020 and December 31, 2019 were $0.0 million and $77.5 million, respectively.
During 2019, the Company’s Board of Directors made the decision to sell four Ultramax vessels and as such these vessels were classified as held for sale at December 31, 2019. These four vessels accounted for the entire $77.5 million balance at December 31, 2019. During the second quarter of 2020, the Company’s Board of Directors resolved to retain in the Company’s fleet these four vessels and the vessels were transferred from held for sale to held for use at current fair market value with no gain or loss recognized in the period.

6.Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of June 30, 2020.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of June 30, 2020, the Company would be obligated to pay termination fees of $3.3 million to SCM and SSM if it were to cancel the Master Agreement. The Company is also required to pay SCM for each vessel that it owns an amount equal to three months of commissions that SCM would have expected to earn had the contracts not been terminated. Due to the variable nature of the commissions, they have been excluded from these figures. There are no material post-employment benefits for the Company’s executive officers or directors. By law, the Company’s employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
As of June 30, 2020, the Company’s contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2020, there have been no significant changes to such arrangements and obligations since December 31, 2019 other than as noted below.
Capital Commitments
In April 2020, the Company reached an agreement with its counterparties to postpone the delivery of exhaust gas cleaning systems, or scrubbers, on thirteen of its vessels until at least 2021 at no additional cost to the Company. This is expected to delay the payment of between $20.0 million and $25.0 million of expenditures until 2021 at the earliest.

7.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	June 30, 2020	December 31, 2019
Accounts payable	$10,086	$4,984
Accrued operating	29,639	36,177
Accrued administrative	4,114	7,585
Accounts payable and accrued expenses	$43,839	$48,746
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 14, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
8.Common Shares
Dividend
During the six months ended June 30, 2020, the Company’s Board of Directors declared and the Company has paid cash dividends totaling $0.25 per share or approximately $2.0 million in aggregate.

Reverse Stock Split

In April 2020, the Company (i) effected a one-for-ten reverse stock split of the Company’s common shares, par value $0.01 per share, reducing the number of outstanding common shares from approximately 72.5 million shares to approximately 7.2 million shares and (ii) reduced its authorized common shares to approximately 31.9 million.

Equity Issuance

In June 2020, the Company issued approximately 4.7 million shares of its common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of the Company’s outstanding common stock at that time, thereby increasing Scorpio Holdings Limited’s beneficial ownership of the Company’s outstanding common stock to 20.0% at that time. The Company received approximately $82.3 million of net proceeds from the issuance.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
9.Debt
The Company’s long-term debt consists of the bank loans and financing obligations summarized as follows (in thousands):

	June 30, 2020	December 31, 2019
$12.5 Million Credit Facility	$—	$8,617
$27.3 Million Credit Facility	—	8,813
$85.5 Million Credit Facility	35,971	46,499
$38.7 Million Credit Facility	—	10,200
$12.8 Million Credit Facility	—	11,475
$30.0 Million Credit Facility	28,007	27,198
$60.0 Million Credit Facility	25,442	26,573
$184.0 Million Credit Facility	71,591	130,145
$34.0 Million Credit Facility	15,857	31,571
$90.0 Million Credit Facility	78,150	82,100
$19.6 Million Lease Financing - SBI Rumba	16,253	16,883
$19.0 Million Lease Financing - SBI Tango	16,709	17,303
$19.0 Million Lease Financing - SBI Echo	16,833	17,396
$20.5 Million Lease Financing - SBI Hermes	18,416	19,059
$21.4 Million Lease Financing - SBI Samba	19,679	20,384
CMBFL Lease Financing	107,644	113,006
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	41,383	40,027
AVIC Lease Financing	106,703	111,450
$67.3 Million Lease Financing	62,615	—
Total bank loans and financing obligations outstanding	661,253	738,699
Less: Current portion	(71,049)	(75,276)
	$590,204	$663,423

(amounts in thousands)	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Total debt, gross	$71,049	$590,204	$661,253	$75,276	$663,423	$738,699
Unamortized deferred financing costs	(1,059)	(7,990)	(9,049)	(1,161)	(9,164)	(10,325)
Total debt, net	$69,990	$582,214	$652,204	$74,115	$654,259	$728,374

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Secured Credit Facilities
The Company has six credit agreements with banks in place, which are collateralized by the Company’s vessels. The following is a summary of those credit agreements as of June 30, 2020:

($000’s)	$85.5 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	December 5, 2017	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	—	2	—	5	2	—
Ultramax	3	—	2	6	—	6

Interest Rate-LIBOR+	2.850%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	1.140%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	February 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount outstanding	35,971	28,007	25,442	71,591	15,857	78,150

Carrying Value of Vessels Collateralized	70,347	61,372	53,116	311,888	55,302	134,618

Amount Available	—	—	2,862	89,786	17,000	2,850
Financing Obligations

$19.6 Million Lease Financing - SBI Rumba

On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.

$19.0 Million Lease Financing - SBI Tango

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

$19.0 Million Lease Financing - SBI Echo

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$20.5 Million Lease Financing - SBI Hermes

On November 16, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company agreed with the buyer to bareboat charter the vessel for a period of five years at $177,938 per month. The transaction also provides the Company with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company makes monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

CMBFL Lease Financing

On May 24, 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (i) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra

On May 21, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.

This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at approximately $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.

AVIC Lease Financing

On June 27, 2019, the Company closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, the Company closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, the Company agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement, as well as a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over five years at approximately $82,000 per quarter per vessel once drawn down.

$67.3 Million Lease Financing

On March 19, 2020, the Company closed the transactions to sell and leaseback the SBI Cronos and SBI Achilles, two Ultramax vessels and on April 2, 2020, the Company closed a transaction to sell and lease back the SBI Lynx, a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.

The transaction provides financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which will amortize over four years.

In addition to the credit agreements and financing obligations described above, which are in effect as of June 30, 2020, the Company entered into the following agreements which were repaid in full during the six months ended June 30, 2020.

$12.5 Million Credit Facility

On December 22, 2015, the Company entered into a senior secured credit facility for up to $12.5 million with Credit Agricole Corporate and Investment Bank which was used to finance a portion of the purchase price of one Ultramax vessel.

During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.

$27.3 Million Credit Facility

On December 22, 2015, the Company entered into a $27.3 million senior secured credit facility with ABN AMRO Bank N.V. which was originally used to finance a portion of the purchase price of two Ultramax vessels.

During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.

$12.8 Million Credit Facility

On June 21, 2018, the Company entered into a senior secured credit facility for up to $12.8 million which was originally used to finance a portion of the purchase price of one Kamsarmax vessel.

During the second quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.

$38.7 Million Credit Facility

On December 13, 2017, the Company entered into a senior secured credit facility for up to $38.7 million which was originally used to finance a portion of the purchase price of six Ultramax vessels.

During the second quarter of 2020, the Company repaid this loan and terminated the credit facility upon the completion of the sale of the SBI Jaguar.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Loan Covenants

    Each of the Company’s credit agreements and financing obligations, as amended through June 30, 2020, has financial covenants with which the Company must comply (based on terms defined in the credit agreements). The most stringent by facility are as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) of no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.
•Minimum liquidity of not less than the greater of $25.0 million or $0.5 million per owned or finance leased vessel.
•Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if it does not meet these thresholds, to prepay a portion of the loan or provide additional security to eliminate the shortfall.
•Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if the Company does not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.
    The Company’s credit facilities and financing obligations set out above have, among other things, the following restrictive covenants which may restrict its ability to:

•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    In addition, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of June 30, 2020, the Company was in compliance with the financial covenants of each of its credit facilities and financing obligations. The Company expects to remain in compliance with the financial covenants of each of its credit facilities and financing obligations for the next twelve months.

    Interest rates on all of the Company’s secured credit facilities for the six months ended June 30, 2020 ranged from 2.5% to 5.9% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the six months ended June 30, 2020 and 2019, Financial expense, net consists of:

	Six Months Ended June 30,
(amounts in thousands)	2020	2019
Interest expense	$17,663	$22,972
Amortization of deferred financing costs	2,022	4,429
Write-off of deferred financing costs	366	446
Change in the fair value of interest rate caps	—	200
Other	145	123
Financial expense, net	$20,196	$28,170

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
10.Derivatives

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company manages the exposure to and volatility arising from these risks and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for speculative purposes.

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Condensed Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was zero at June 30, 2020 and December 31, 2019, and is included in Other assets on the Company’s Condensed Consolidated Balance Sheet. In the six months ended June 30, 2020, there was no change to the fair value of these caps and therefore no impact to interest expense. In the six months ended June 30, 2019, increases to interest expense of approximately $0.2 million was recorded, representing the change in the fair value of these caps to Financial expense, net on the Condensed Consolidated Statement of Operations. Refer to Note 11, Fair Value Measurements, for related fair value disclosures.

11.Fair Value Measurements
The carrying amount and fair value of financial instruments at June 30, 2020 and December 31, 2019 were as follows (in thousands):

		June 30, 2020		December 31, 2019
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	1	$68,307	$68,307	$42,530	$42,530
Other assets - interest rate cap	2	—	—	—	—
Equity investment - Common stock of Scorpio Tankers Inc.	1	27,607	27,607	173,298	173,298

Financial liabilities:
Bank loans, net	2	250,796	250,796	377,569	377,569
Financing obligations	2	401,408	401,408	350,805	350,805
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
•Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
•Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The interest rate caps were measured at fair value using implied volatility rates of each caplet and the yield curve for the related periods.
As of June 30, 2020, the Company held an equity investment consisting of approximately 2.16 million shares of common stock of Scorpio Tankers at a fair value of $27.6 million based on its quoted market price in active securities markets at June 30, 2020.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $4.2 million and $5.6 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of June 30, 2020 and December 31, 2019, respectively.
The carrying value of the Company’s financing obligations are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $4.8 million and $4.7 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of June 30, 2020 and December 31, 2019, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value at June 30, 2020 and the resultant write-down recorded (dollars in thousands). The assets held for sale were sold during the six months ended June 30, 2020 and as such the balance is zero.

		Fair Value Measurements Using
June 30, 2020	Total	Level 1	Level 2	Level 3	Write-down
Assets Held For Sale	$52,518	$—	$52,518	$—	$17,009

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
12.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. Since December 2018, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (OTC: HOFSQ).

Administrative Services Agreement
The Company entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging vessel sales and purchases for the Company, including newbuildings.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months’ notice, or by the Company upon 24 months’ notice.

The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.

Master Agreement

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels under management, in which case a payment equal to 24 months of management fees will apply. This fee is classified as a loss/write-off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations. Additional vessels that the Company may acquire in the future are expected to be managed under the Master Agreement or on substantially similar terms.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the six months ended June 30, 2020, accounting for 33% and 53% of the Company’s total vessel revenue, respectively. For the six months ended June 30, 2019, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 39% and 61% of the Company’s total vessel revenue, respectively.

The Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the Baltic Panamax Index (“BPI”). The related income is recorded as Vessel Revenues in the Condensed Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
For the commercial management of any of the Company’s vessels that do not operate in one of the Scorpio Pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Condensed Consolidated Statement of Operations.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.

The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating costs in the Condensed Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its vessels were being constructed in shipyards. For these services, SSM was compensated between $0.2 million and $0.5 million per vessel. Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.

SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.

The Company pays a related party port agent for supply and logistical services, which are charged as vessel operating costs.

The Company pays a related party bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of the related party bunker supplier arising from bunker purchases made through April 2021 on behalf of the vessels the Company owns. The maximum potential liability at June 30, 2020 was $6.0 million.

The Company pays a related party travel service provider for travel services, which are charged as general and administrative expenses.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. The Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers.There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	For the Six Months Ended June 30,
	2020	2019
Vessel revenue
Scorpio Kamsarmax Pool	$21,879	$39,111
Scorpio Ultramax Pool	35,722	61,977
Total vessel revenue	$57,601	$101,088
Voyage expense:
SCM	$410	$50
Bunker supplier	1,025	—
Total voyage expense	$1,435	$50
Vessel operating cost:
SSM	$5,987	$6,601
Port agent	142	141
Total vessel operating cost	$6,129	$6,742
General and administrative expense:
SCM	$21	$22
SSM	14	91
SSH	2,932	3,315
SUK	1,122	1,178
Travel provider	23	—
Total general and administrative expense	$4,112	$4,606
Income from equity investments
Scorpio Tankers Inc.	$(102,324)	$68,368
Write-down on assets held for sale
SCM	$195	$300
SSM	203	299
Total write-down on assets held for sale	$398	$599

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	June 30, 2020	December 31, 2019
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$3,690	$5,241
Scorpio Ultramax Pool	4,503	677
Port agent	114	—
SSM	—	36
Total due from related parties-current	$8,307	$5,954
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,533	$4,767
Scorpio Ultramax Pool	8,538	9,463
Total due from related parties non-current	$13,071	$14,230
Equity investment in Scorpio Tankers Inc.	$27,607	$173,298
Liabilities
Due to related parties-current :
SCM	$187	$227
SSM	59	200
SSH	439	312
Bunker supplier	188	—
Port agent	—	13
Less balances due to SCM and SSM included in assets held for sale	—	220
Total due to related parties-current	$873	$972

13.Equity Investments
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock (subsequently adjusted to 5.4 million shares of common stock upon a one-for-ten reverse stock split by Scorpio Tankers effected in January 2019), which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 12, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. Following the sales, the Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers.
Below is a table of equity investment activity (in thousands):

Balance at December 31, 2019	$173,298
Partial sale of investment in Scorpio Tankers	(42,711)
Loss from change in fair value of investment in Scorpio Tankers	(102,980)
Balance at June 30, 2020	$27,607

Dividend income from Scorpio Tankers common stock	$656

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
14.Leases
As of June 30, 2020, the Company is lessor for 60 vessel operating leases with commercial shipping pools, of which 54 are owned by the Company.
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
Virtually all of the Company’s vessel revenues are sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 4, “Vessels, net”.
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:
In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
The above charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price and performance of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contains extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provides options to purchase the vessel as soon as the end of the first year. At the present time, the Company is not reasonably certain to exercise the renewal or purchase options.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of June 30, 2020 and December 31, 2019 (in thousands):

Description	Location in Balance Sheet	June 30, 2020	December 31, 2019
Assets:
Right of use assets	Other assets	$25,304	$39,155

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$23,981	$26,655
Non-current portion - operating leases	Other liabilities	$1,323	$12,500
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at June 30, 2020 are as follows (in thousands):

Year
2020 *	$13,674
2021	12,236
2022	—
2023	—
2024	—
Thereafter	—
Total lease payments	$25,910
Less: Imputed interest **	(606)
Total present value of operating lease liabilities	$25,304
Less: Short-term portion	(23,981)
Long-term operating lease liabilities	$1,323

*For remaining six months ended December 31, 2020
**Based on incremental borrowing rate of 4.8%
The following table summarizes lease cost for the six months ended June 30, 2020 (in thousands):

Operating lease costs	$9,408
Variable lease costs	$5,289
Sublease Income	$8,456
The following table summarizes other supplemental information about the Company’s operating leases as of June 30, 2020:

Weighted average discount rate	4.8%
Weighted average remaining lease term	1.0 year
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—

15. Income Taxes
Scorpio Bulkers Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

16. Segments
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations for the six months ended June 30, 2020 and 2019 (in thousands).

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2020
Vessel revenue	$27,946	$39,044	$—	$66,990
Voyage expenses	1,453	1,367	—	2,820
Vessel operating cost	15,629	31,306	—	46,935
Charterhire expense	7,207	1,967	—	9,174
Vessel depreciation	8,893	16,130	—	25,023
General and administrative expenses	1,011	2,056	10,238	13,305
Loss / write-down on assets held for sale	9,394	7,615	—	17,009
Interest income	—	—	172	172
Income from equity investment	—	—	(102,324)	(102,324)
Foreign exchange loss	—	—	(130)	(130)
Financial expense, net	—	—	(20,196)	(20,196)
Segment loss	$(15,641)	$(21,397)	$(132,716)	$(169,754)

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2019
Vessel revenue	$39,111	$61,977	$—	$101,088
Voyage expenses	146	199	—	345
Vessel operating cost	17,331	34,165	—	51,496
Charterhire expense	1,487	1,795	—	3,282
Vessel depreciation	9,163	18,107	—	27,270
General and administrative expenses	1,112	2,062	12,886	16,060
Loss / write down on assets held for sale	7,352	4,883	—	12,235
Interest income	—	—	674	674
Income from equity investment	—	—	68,646	68,646
Foreign exchange loss	—	—	(51)	(51)
Financial expense, net	—	—	(28,170)	(28,170)
Segment income	$2,520	$766	$28,213	$31,499
Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	June 30, 2020	December 31, 2019
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	476,481	543,280
Ultramax	892,857	920,149
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	56,502	19,564
Other	61,873	182,566
Total identifiable assets	$1,487,713	$1,665,559

17.COVID-19

The outbreak of the novel coronavirus (“COVID-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

18.Subsequent Events
Purchase of Wind Turbine Installation Vessel

In August 2020, the Company signed a non-binding letter of intent (“LOI”) to purchase an NG-16000X Wind Turbine Installation Vessel (“WTIV”) and a 1500 LEC crane to be used on the WTIV from GustoMSC and Huisman Equipment B.V., respectively. The total cost of the project is expected to be between $265 million and $290 million, subject to change pending design modifications and further modifications due to customer requirements. The scheduled delivery date for both the WTIV and the crane is September 2023. The contract is expected to be signed in the fourth quarter of 2020 and will include options to construct up to an additional three units having similar specifications.

Dividend

On August 3, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, which was paid on September 15, 2020 to all shareholders of record as of August 14, 2020.

Debt

Amendment of Minimum Liquidity Covenant

The Company has agreed with its lenders and a finance lessor to permanently reduce the level of the minimum liquidity covenant under the relevant debt financings from the greater of: (i) $25.0 million or (ii) $700,000 per owned vessel, to the greater of: (i) $25.0 million or (ii) $500,000 per owned vessel. As a result, on the basis of the current owned or finance leased fleet size of 49 vessels, the minimum liquidity requirement is $25.0 million (a reduction from $34.3 million).

In consideration for the above amendment, the Company has made advance principal repayments of approximately $7.7 million in aggregate that would have fallen due in the third quarter of 2021.

Holiday on Certain Future Principal Repayments

The Company has agreed with its lenders to reduce future principal repayments of approximately $29.8 million in aggregate due under six credit facilities in exchange for advance principal repayments of 50% of these future principal repayments (approximately $14.9 million in aggregate) that were made in the third quarter of 2020. The remaining future principal repayments of $14.9 million will be added to the balloon amount due at maturity for the respective credit facilities. As a result of these agreements, the Company will not have to make certain installment payments on these facilities through the end of the second quarter of 2021 totaling $29.8 million.

The advance principal payments made related to the amendment of the minimum liquidity covenant and payment holidays by credit facility are as follows (in thousands):

	Amendment of Minimum Liquidity Covenant	Payment Holiday on Certain Future Principal Repayments
$85.5 Million Credit Facility	$820	$1,093
$30.0 Million Credit Facility	555	1,111
$60.0 Million Credit Facility	565	565
$184.0 Million Credit Facility	3,479	6,958
$34.0 Million Credit Facility	607	1,214
$90.0 Million Credit Facility	1,650	3,950
Total	$7,676	$14,891

Vessel Sale

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

In September 2020, the Company entered into an agreement with an unaffiliated third party to sell the SBI Rock, a 2016 built Kamsarmax vessel, for approximately $18.0 million. The vessel has not been fitted with a scrubber. Delivery of the vessel is expected to take place in the fourth quarter of 2020. It is estimated that the Company’s liquidity will increase by approximately $4.8 million and a loss of approximately $9.0 million will be recorded in the third quarter of 2020.